Filed Pursuant to Rule 253(g)(2)

File No. 024-11017

Supplement No. 1 dated May 25, 2021 to the Post-Qualification Amendment Number One To Regulation A Offering Circular dated September 9, 2020 and filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2020.

BrewDog USA, Inc.

650,000 Shares of Common Stock at $60.00 per Share

Minimum Investment: 1 Share ($60.00)

Maximum Offering: $39,000,000.00

This document supplements, and should be read in conjunction with, the Post-Qualification Amendment Number One To Regulation A Offering Circular of BrewDog USA, Inc. dated September 9, 2020 and filed with the Commission on August 31, 2020. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as set forth in the Post-Qualification Amendment Number One To Regulation A Offering Circular of BrewDog USA, Inc. dated September 9, 2020 and filed with the Commission on August 31, 2020.

The purpose of this supplement is to disclose the following items:

In the Post-Qualification Amendment Number One To Regulation A Offering Circular of BrewDog USA, Inc. dated September 9, 2020 and filed with the Commission on August 31, 2020, the Company disclosed that the Offering would terminate “at 11:59 PM Pacific on June 2, 2021 Unless Extended Up To An Additional 163 days or Terminated Earlier By The Issuer.”

The Company has decided to extend the Offering up to 11:59 PM, Pacific, on September 9, 2021.

All sections of the Post-Qualification Amendment Number One To Regulation A Offering Circular of BrewDog USA, Inc. dated September 9, 2020 and filed with the Commission on August 31, 2020 should be read in conjunction with this filing, so as to give effect to the new termination date. All sections of the Offering Circular dated Post-Qualification Amendment Number One To Regulation A Offering Circular of BrewDog USA, Inc. dated September 9, 2020 and filed with the Commission on August 31, 2020, that are not supplemented herein, remain the same in their entirety.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this supplement to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on May 25, 2021.

BrewDog USA, Inc.

By:  /s/ Jason Block

Chief Executive Officer

May 25, 2021

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:  /s/ James Watt

James Watt

President and Director

May 25, 2021

By:  /s/ Neil Simpson

Neil Simpson

Chief Financial Officer and Director

May 25, 2021

By:  /s/ Alan Martin Dickie

Alan Martin Dickie

Chief Operations Officer and Director

May 25, 2021

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticate, acknowledge and otherwise adopt the typed signatures above and as otherwise appear in this filing and Offering.

By:  /s/ Jason Block

Jason Block

Chief Executive Officer

May 25, 2021

By:  /s/ James Watt

James Watt

President and Director

May 25, 2021

By:  /s/ Neil Simpson

Neil Simpson

Chief Financial Officer and Director

May 25, 2021

By:  /s/ Alan Martin Dickie

Alan Martin Dickie

Chief Operations Officer and Director

May 25, 2021